U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

     				   FORM 3
                INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address    2. Date of Event Re-     5. Relationship of
   of Reporting Person    quiring Statement        Reporting
                              2/23/98              Person to Issuer
                                               	    Director     10% Owner
Mark R. Larrabee        3. IRS or Social Secu       Officer    X Other
                          Number of Reporting      Chief Commercial Lending
c/o Harrington 	          Person (Voluntary)       Officer; President/Kansas
Financial Group                                    Region of Harrington Bank,
722 Promenade 					   FSB,the subsidiary of the
Richmond IN 47374				   Issuer
	   	       4. Issuer Name	        6. If Amendment,
	  		  and Ticker		   Date of Original
         		  Harrington Financial 	   (Month/Day/Year)
                          Group, Inc. (HFGI)









       Table 1 - Non-Derivative Securities Beneficially Owned

1. Title of Security	2.Amt of 	3.Ownership	4.Nature of
			  Securities 	   Form 	Indirect
			  Beneficially	   D or I	Beneficial
			  Owned				Ownership


 			N/A




        Table II - Derivative Securitites Acquired, Disposed of, or
                   Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of  2.Conver- 3.Trans- 4.Trans- 5.Number    6.Date
Derivative  sion or     action   action   of Deriv- exercis-
Security    Exercise    Date     Code	  ative     able and
	    Price of	     		  Securi-   Expira-
	    Deri-			  ties      tion Date
	    vative			  Acquired
	    Security			  (A) or
					  Disposed
				 Code V   of (D)    Date     Exp
						    Exer-    Date
						    cisable


Options    $12.50     1/13/98    M V     3,000 A      *	   1/13/08



7.Title and	8.Price	 9.Number     10. Owner-
Amount of 	  of	  of deriv-	  ship
Underlying	Deriv-	  ative		  Form of
Securities	ative	  Secur-	  Deriv-
		Secur-    ities	          ative
		ity	  Bene-           Secur-
			  ficially        ity
			  Owned           Direct
			  at End	  (D) or
			  of Month	  Indirect
				          (I)
Title	Amount

Common stock
$.125 par
value per
share   3,000    $0       3,000		  D







Explanation of Responses:

*  Options vest at a rate of 20% per year from date of grant.







	  	           /S/Mark R. Larrabee	 		2/25/98

	                   Signature of Reporting Person         Date